FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following was published in the May 25, 2005 "US Airways Update" employee newsletter:

Bruce Lakefield and Doug Parker share their vision about the new US Airways during a Phoenix press event.

Seizing the moment

Merger to create first low-cost, full service national carrier

America West and US Airways have agreed to merge, a deal that would create the nation's fifth largest domestic airline and the first truly national low-fare, low-cost carrier. The merger puts together two regional carriers with proud but dissimilar histories. What emerges is a well-capitalized airline with a low cost structure and a national and international presence. That gives both carriers a better chance to withstand the harsh combination of high fuel prices and low ticket prices that is transforming the airline industry, experts say. If regulators, lenders and the bankruptcy court approve the merger, the new US Airways would have annual revenues of more than $10 billion and a strong balance sheet with more than $2 billion cash on hand. Enhanced financial stability would make the new airline better able to provide job security for the majority of US Airways' 30,100 employees and America West's 14,000 employees. "I'm impressed with the financial support that will be there," said Kevin Mitchell, chairman of the Business Travel Coalition." I think the business traveler could end up seeing the benefit of improved service, because this will give employees the hope that now the airline has a real shot to succeed." Dan Kasper, aviation consultant for LECG in Cambridge, Mass., said the deal has major benefits for both airlines. "While the history of airline mergers has not been a particularly happy one, what you have to ask is where would America West and US Airways be in the absence of this merger?" he asked. "This addresses the long-term question that both carriers have: Is it viable to be a network carrier with a less-than-huge national network?" Kasper continued. "Not to say they will be where they need to be as soon as they sign the papers, but they have a platform: a sizable fleet, a balance sheet that looks awfully good (and) a route network that will make them more competitive with large network carriers." The deal played to the strengths of both airlines, said analyst Ray Neidl of Calyon Securities in New York. It allowed both to meet their needs as well as to create a combined carrier "with enough market mass to be a survivor," he said. For US Airways, the deal was possible only because managers and employees worked together on the painful process of reducing costs. "It was tough doing that," Neidl said, but lower costs enabled President and CEO Bruce Lakefield to put US Airways together with a low-cost, low-fare carrier. "It has been my objective to ensure the long-term viability of US Airways and the security of our outstanding employees," Lakefield said in announcing the transaction. "This merger with America West will accomplish that objective." For America West, the deal provides an opportunity to build on a successful model. The Tempe, Ariz.-based carrier began flying in 1983. It is the only carrier founded since deregulation to become a major airline, defined as an airline with revenues higher than $1 billion. In 2002, America West became the first major airline to remake itself into a low-cost, low-fare carrier, establishing a model that every other established hub carrier is now seeking to follow. US Airways began flying in 1939 as All American Aviation. It grew through a series of mergers, combining such predecessors as Allegheny, Mohawk, Piedmont and PSA. Even today, many employees proudly trace their aviation careers back to one of these historic airlines. Although deregulation came in 1978, US Airways and other established hub carriers managed to operate for another quarter century as high-cost providers of premium service, for which business fliers paid premium fares. But the rapid expansion of low fare carriers, along with unprecedented fuel prices, combined to ensure that the long-established model no longer works. Now, the new US Airways can lead the industry transformation with a different model. As the first truly national low-cost, low-fare carrier, it would offer simplified pricing, international scope, a robust frequent flyer program, airport clubs, assigned seating and First Class upgrades. It would combine US Airways' network in the Northeast, Southeast and the Caribbean with America West's network in the West. "Although US Airways and America West are clearly two different airlines with two different cultures, our common traits far outnumber our differences," said Doug Parker, America West's Chairman, President, and CEO who head the new US Airways. "We are all aviation professionals proud of our heritage, eager to serve the traveling public and hopeful for the future. Additionally, costs will continue to fall because of an estimated $600 million worth of synergies enabled by the merger. "We have created a competitive business that is profitable even with oil prices at $50 per barrel," Parker noted.

Parker has long history of focusing on "collective upside"

Doug Parker took over as chief executive of America West Airlines just nine days before the Sept.11 attacks. The next few months, he said, were a corporate "near-death experience" that inspired a re-examination of everything the airline was doing. It was a defining period for America West, and in retrospect, it seems that Parker and America West made all the right moves. The Tempe, Ariz.-based airline's four-part plan included restoring operational reliability, cost reduction, creation of a pricing strategy and engaging employees. America West emerged from the worst turmoil in the history of the airline industry as one of the country's stronger carriers. Parker, 43, recently spoke of the transition in an interview with Airline Business magazine, where he identified good employee relations as the most critical of his missions. "No one element is more important than the others, but the need to engage employees runs across all of them," he said. "This is, after all, an airline that has a history of not having the best labor relations when I took over." Parker reached out to frontline employees through quarterly webcasts and frequent town hall meetings. Operations improved sharply. Additionally, the Phoenix-based carrier secured a $380 million ATSB loan, shut its Columbus, Ohio, hub, and in May, 2002 dramatically cut its fares.. The unprecedented fare cut involved a reduction to levels 40 to 70 percent below other airlines' walk-up fares and elimination of the Saturday night stay requirement. Suprisingly, yields picked up as a result. "Travelers suddenly realized that they could afford to trade up," Airline Business reported. "The move made it clear the airline was a low-fare force." The results? In 2003, America West celebrated its 20th anniversary as the only carrier founded since deregulation to become a major airline. The nation 's eighth biggest airline and second largest low-fare airline, it reported a profit of $33.6 million in the first quarter of 2005, making it one of the country's handful of profitable carriers. Now, America West is poised to take its biggest step yet, as it awaits regulatory approval of a merger with US Airways, the seventh largest carrier. During a recent analysts conference, Parker commented: "We feel really good about how we've managed the cards we've been dealt. If there's a chance to get a few more cards and see how we play those, we welcome the opportunity." Parker earned an economics degree from Albion College in south central Michigan in 1984 after attending high school in Farmington, Mich., about 80 miles away. (Derek Kerr, America West chief financial officer, attended the same high school.) He also earned an MBA from Vanderbilt University in 1986 before joining American Airlines as a financial management officer. In 1991, Parker moved to Northwest Airlines, where he worked as assistant treasurer and vice president for financial planning and analysis. He joined America West in 1995 as senior vice president and chief financial officer, gradually adding responsibilities over the next several years. His move to chief executive was part of a recent trend of former chief financial officers emerging as leaders, according to CFO Magazine. Gary Kelly at Southwest and Larry Killer at Continental followed similar career paths. In recent months, Parker has said repeatedly that the airline industry is about to enter another round of consolidation, forced by the combination of high costs, due primarily to fuel, and low prices, due to intense competition and excess capacity. Now, he is poised to take the model that made America West successful and apply it to the first national low-fare, low cost airline. "We are building a new future that will present far greater job security and growth opportunities than either airline would have achieved on its own, "Parker said. "And we are doing so with the ability for all to share in the collective upside."

Merger Q&A

This Q&A has been prepared to respond to employee inquiries about the merger agreement between America West Holdings Corporation and US Airways Group, Inc.

What does this merger mean for employees of the two airlines?

The combination of US Airways and America West secures a more stable company with a stronger balance sheet and a more vibrant network. The combined airline creates a new business model that will provide more choice for consumers, and position the company on a long-term path of stability and growth.

What role will the two airline's labor unions have in working with the companies on the merger?

We plan to work closely with the respective labor groups. First to answer their questions, and later to implement the merger. Our goal is to preserve jobs and build upon the professionalism of our collective work force. However, this transaction does not require any labor union approval. And we need to be clear the investors and financial supporters of this transaction are participating because we built a strong business plan, including long-term competitive labor costs, which both airlines currently have. Keeping those competitive labor costs are a cornerstone of this plan.

What facilities, for example reservations and maintenance bases, are expected to be combined and/or closed?

We are in the process of evaluating our facility needs and we will make determinations regarding those facilities based on the needs of the combined company.

Will there be layoffs? Will employees whose jobs will be eliminated as a result of the merger receive severance packages?

It is possible that some layoffs will occur, but our plan is to minimize furloughs by managing through retirement and attrition. The majority of employees at both airlines are expected to maintain their jobs, or be offered employment in the new company.

Where do you expect job cuts to occur, and how soon?

While job cuts will be limited, and the vast majority of employees at both airlines are expected to maintain their jobs or be offered employment in the new company, we expect to gain near-term efficiencies by combining sales and marketing, technology, finance, purchasing and other administrative functions. We will begin working to integrate those functions as soon as practical.

When would you begin integrating the company seniority lists?

Until regulatory approval of this deal, we cannot implement any integration programs. In addition, once any representation issues are resolved, we will work within the confines of each union's merger policy or the seniority integration provisions of Allegheny-Mohawk Labor Protection Provisions, as applicable. So for now, it would be business as usual for US Airways and America West employees.

Given that there will be a competitive bidding process, do you expect to receive other offers?

Both companies are fully committed to this merger and we expect this transaction to be the platform for the US Airways Plan of Reorganization and its eventual emergence from Chapter 11. However, the bankruptcy court process requires that other potential investors be given the opportunity to review this transaction and its terms, and to offer a competing bid, if they so choose. It would be inappropriate to comment further on what could happen through the bankruptcy process.

Given the recent management departures at US Airways, are any steps being taken to retain executives and managers at the airline?

We have filed with the bankruptcy court a transaction severance plan and limited retention plan for management and non-contract employees. The plan, which requires court approval, covers 25 US Airways officers and 1,873 salaried employees. The severance program will only take effect if US Airways employees stay with the company and their job is eliminated. If the employee leaves voluntarily, no severance will be paid. The company's severance program is subject to U.S. Bankruptcy Court Approval.

Comparison charts

Part I: General

	America West	US Airways
Employees (mainline)	13,000	30,100 (includes Express)
Jet Aircraft (mainline)	139	276
Average Age (mainline)	10.7 years (Mar '05)	11.2 years (Mar '05)
% Fleet Leased (mainline)	Approximately 95%	Approximately 75%
Operating Revenues	$2.25 billion	$7.1 billion
Destinations	96	181
Overlapping Markets	38	38
Passenger Enplanements	21 million	41.3 million
Founded	1981	1939
Headquarters	Phoenix, Arizona	Arlington, Virginia
Headquarters Staff	602	601
Hubs	Phoenix, Las Vegas	Charlotte, Philadelphia
Stock Symbol	NYSE: AWA	OTC BB: UAIRQ
Frequent Flyer Program	FlightFund	Dividend Miles
Premium Class	Yes	Envoy on B767s and A330s
Clubs	PHX and LAS	16 Clubs at 13 locations/ 600+ Star lounges
Self-Service Check In	Yes	Yes
Web Check-In	Yes	Yes
Meals	Inflight Café	Inflight Café
Reservations Centers	PHX, RNO	INT, PIT
Maintenance Bases	PHX	CLT, PIT

Part II: Fleet (Capacity)
Type	America West	US Airways	Combined
A319	34 (124)	63 (120)	98
A320	59 (150)	24 (142)	80
A321	0	28 (169)	28
A330-300	0	9 (266)	9
Boeing 737-300	37 (132)	67 (126)	105
Boeing 737-400	0	44 (144)	45
Boeing 737-200	13 (190)	31 (193)	44
Boeing 737-200ER	0	10 (203)	10
Total	143	276	419

Part III: Unions
	America West	No. in Group	Status	US Airways	No. in Group	Status
Pilots	ALPA	1888	3-year contract amendable in 2006	ALPA	2957	December 2009
Flight Attendants	AFA	2682	Currently in negotiations	AFA	5332	December 2011
Mechanics (for East, includes stock clerks and maintenance training instructors	IBT	845	Currently in negotiations	IAM	3848	December 2009
Fleet Service	TWU	2458	5-year contract amendable in 2005	IAM	4450	December 2009
Passenger Service	IBT	2327	Negotiating first contract; negotiations begin April 2005	CWA	3753	December 2011
Reservations Agents	IBT	1269	Negotiating first contract; negotiations begin April 2005	CWA	1578	December 2011
Stock Clerks	IBT	67	5-year contract amendable in 2008	IAM	Included with Mechanics	December 2009
Dispatchers	TWU	38	43-month contract amendable in 2008	TWU	130	December 2009
Flight Crew Training Instructors				TWU	53	December 2011
Flight Simulator Engineers				TWU	24	December 2011

AFA: Association of Flight Attendants-Communications Workers of America
ALPA: Air Line Pilots Association
CWA: Communication Workers of America
IAM: International Association of Machinists and Aerospace Workers
IBT: International Brotherhood of Teamsters
TWU: Transport Workers Union

NOTE: When two carriers merge and the same union represents both carriers' employees (in this case, pilots and flight attendants), both carriers' groups follow their respective union's Merger Policy. When the two groups are represented by different unions (dispatchers, mechanics, fleet service, stock clerks, passenger service and reservations agents), the National Mediation Board (NMB) generally will order a representation election to determine which union will represent the combined group if each union represents at least 35% of the combined group. If one airline's work force does not represent at least 35% of the combined group, the larger work force's union would likely be certified to represent both airlines' specific work group.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" and similar terms used in connection with statements regarding the companies' outlook, expected fuel costs, the RASM environment, and the companies' respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group (together, the "companies"), including future financial and operating results, the companies' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West Holdings and US Airways Group's management and are subject to significant risks and uncertainties that could cause the companies' actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group ability to continue as a going concern; US Airways Group's ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group's ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group's liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies' reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways Group ultimately confirmed, can affect the value of the US Airways Group's various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West Holdings and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.